Exhibit 8

March 15, 2005

BY FACSIMILE (504) 471-6203

Mr. Sidney W. Lassen

Chairman of the Board

Sizeler Property Investors, Inc.

2542 Williams Boulevard

Kenner, Louisiana 70062

Dear Mr. Lassen:

We were shocked to learn today of Sizeler Property Investors, Inc.’s imminent and precipitous plans to sell 2,649,000 shares of common stock. We believe that this sale is a blatant attempt on behalf of management to thwart our efforts to increase shareholder value and is obviously designed to entrench current management. In addition, the sale is being made at $10.75 per share, which is substantially below the current market price of the common stock.

Sizeler’s purported justification for the sale is to provide funds to redeem its currently outstanding convertible debentures. However, the proceeds of the sale will not provide sufficient funds to fully redeem the debentures, the sale price is below the conversion price of the debentures and there is no immediate need to redeem the debentures.

In order to address Sizeler’s purported reasons for the sale, First Union is prepared to offer Sizeler the following alternatives:

1.               Sizeler should provide its existing shareholders with the right to subscribe for their pro rata share of 4,930,000 shares at a price of $11.50 per share. First Union would agree to purchase all shares, which are not purchased by existing shareholders. This will provide Sizeler with proceeds sufficient to redeem all of its outstanding debentures.

2.               First Union will buy 4,930,000 shares at a price of $11.50 per share.  This option would require shareholder approval, which could be obtained at the 2005 annual meeting of shareholders.

3.               First Union will buy all 2,649,000 shares at a price of $11.25 per share.

4.               First Union will loan Sizeler $56,599,000 which will provide Sizeler with sufficient funds to redeem all of the debentures.  The loan would be made at 9% interest and contain terms consistent with those contained in the existing debentures, but would not be convertible into common shares. Sizeler would be required to pay current interest on the loan and thereafter apply any cash flow (including sales proceeds) in excess of required REIT distribution requirements to amortize the debt. The loan would restrict Sizeler’s ability to incur debt except that Sizeler may refinance existing secured debt on individual assets provided the amount refinanced does not exceed the existing debt and refinancing costs. Sizeler would also have to agree not to issue any additional common shares or securities convertible into common shares, except pursuant to (i) an underwritten public offering or (ii) a rights offering to Sizeler’s existing shareholders as of the date hereof. Alternatively, Sizeler may issue securities if it first offers to sell such securities to First Union on the terms proposed.

First Union’s offer is subject to execution of definitive documentation and the waiver of any restrictions on ownership of shares by First Union and any limitations on First Union’s ability to exercise voting rights with respect to its share ownership, including without limitation, those contained in Sizeler’s shareholder rights plan.

We would expect that Sizeler’s independent directors will give thoughtful and serious consideration to our offer. Unlike the proposed sale, our offer is non-dilutive and provides benefits to all shareholders. We are available to meet with the Board at any time and would welcome your prompt response to our offer.

Very truly yours,

FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS

By:	/s/ Peter Braverman
Peter Braverman
President

Cc:	Board of Directors
Cohen & Steers Capital Advisors, LLC